Links Golf Café, LLC (the "Company") an Arizona Limited Liability Company

Financial Statements (unaudited)

1st November 2022 to 31st December 2023

Statement of Financial Position

	As of December 31, 2023 $
ASSETS	
Current Assets	
Cash and Cash Equivalents	19
Related Party Advances	109,432
Total Current Assets	109,451
Non-Current Assets	
Intangible Assets: Franchise Marketing Intellectual Property	50,000
Total Non-Current Assets	50,000
Total ASSETS	**159,451**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Liabilities	-
Total Current Liabilities	-
Long-term Liabilities	-
Accrued Interest – Related Party	
Promissory Notes Payable – Related Party	76,381
Total Long-Term Liabilities	76,381
Total LIABILITIES	**76,381**
EQUITY	
Member Capital	83,070
Total Equity	83,070
TOTAL LIABILITIES AND EQUITY	**159,451**

Statement of Changes in Member Equity

	Total Member Equity $
Beginning Balance at 10/31/2022	16,448
Capital Introduced	140,499
Net Income (Loss)	(40,981)
Ending Balance 12/31/2023	83,070

Statement of Operations

	Period Ended December 31, 2023
	$
Revenue – Workshops and Programs	37,207
Operating Expenses	
Advertising and Marketing	25,000
General and Administrative	53,188
Total Operating Expenses	78,188
Operating Income (Loss)	(40,981)
Other Income	
Other	-
Total Other Income	-
Other Expenses	
Interest Expense – Related Party	
Other	
Total Other Expense	-
Provision for Income Tax	-
Net Income (Loss)	**(40,981)**

Statement of Cash Flows

	Period Ended December 31, 2023
	$
OPERATING ACTIVITIES	
Net Income (Loss)	(40,981)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accrued Interest – Related Party	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net Cash provided by (used in) Operating Activities	(40,981)
INVESTING ACTIVITIES	
Related Party Advances	(20,417)
Franchise Marketing Intellectual Property to Related Party	-
Net Cash provided by (used by) Investing Activities	61,353
FINANCING ACTIVITIES	
Promissory Notes Payable – Related Party	
Net Cash provided by (used in) Financing Activities	
Cash at the beginning of period	64
Net Cash increase (decrease) for period	(45)
Cash at end of period	**19**

Links Golf Café, LLC
Notes to the Unaudited Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Links Golf Café, LLC was formed on January 1st, 2022, in Arizona. The Company's primary revenues will be from the sale of franchises and related system rental fees. The Company's customers will be located in the United States and, in time, globally.

The Company conducted a crowdfunding campaign under regulation CF in 2022, and 2023, to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's intended primary revenue producing activity is the issuance of Franchises and peripheral activities. There have been no Franchises awarded as of 31st October 2022, hence no revenues from Franchises yet. The Company also generates revenues by selling access to training workshops and programs and the revenues from these programs are recognized when a client completes the program. These would be made available via the Franchises in the future. As part of the programs, there are conditional payments due if clients produce success measures in a specific time frame. No conditional payment milestones have been achieved or recognized as revenue during the period.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On July 11, 2022, the Company entered into a promissory note agreement in the amount of $75,000 with a member of the company of which $50,000 was the principal amount and $25,000 immediate interest portion was converted to principal. The note bears a 6% interest rate and matures on December 31, 2023. As of October 31, 2022, the interest accrued on the note is $1,380.

During the period, the company made advances to members of the company. The amounts bear no interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See "Note 3 – Related Party Transactions".

There is currently a debt of $79,500 due to one of the members.
There is no other debt instruments.

NOTE 6 – EQUITY

The Company is an LLC with a single class of interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31st, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 14, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has a limited operating history upon which to base future performance. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts

NOTE 9 – RISKS AND UNCERTAINTIES

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.